Exhibit 99.1

Orion Engineered Carbons S.A. Announces Closing of Secondary Common Stock Offering

LUXEMBOURG—July 31, 2017 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company” or “Orion”) a worldwide supplier of specialty and high-performance Carbon Black, announced today the closing of the secondary offering of an aggregate 10,000,000 common shares of the Company by Kinove Luxembourg Holdings 1 S.à r.l. (“Kinove Holdings”) and certain other sellers, including current and former members of Orion’s management team, in an underwritten public offering, at a price to the public of $21.85 resulting in gross proceeds to the selling shareholders of $218.5 million, before deducting underwriting discounts and commissions (which will be paid by the selling shareholders). Kinove Holdings sold 9,076,696 common shares and the other selling shareholders sold the remaining 923,304 shares. The selling shareholders received all of the net proceeds from the sale of these shares.

In addition, the selling shareholders granted the underwriters a 30-day option to purchase up to an additional 1,500,000 common shares at the public offering price, less the underwriting discount.

Barclays Capital Inc. and Morgan Stanley & Co. LLC acted as the joint book-running managers for the offering.

The offering was made pursuant to an effective shelf registration statement, prospectus and prospectus supplement filed by the Company. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Barclays Capital Inc., 745 7th Ave, New York, New York 10019 or from Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036 email: prospectus@morganstanley.com.

A registration statement relating to the Company’s common stock has been filed with the U.S. Securities and Exchange Commission and was declared effective on April 1, 2016. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Orion Engineered Carbons

Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,440 employees worldwide. For more information, please visit our website www.orioncarbons.com.

Forward-Looking Statements

This document contains certain forward-looking statements, including statements relating to the proposed offering. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible to predict all risk factors and uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Investor Relations Contact:

Orion Engineered Carbons S.A.

Diana Downey

Investor Relations

+1 832-445-3865